SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                     ----------------------

                         SCHEDULE 13G

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)

                         CADIZ INC.
                      (Name of Issuer)

               Common Stock, Par Value $.01 Per Share
			  (Title of Class of Securities)

                         127537108
                       (CUSIP Number)

                     November 28, 2001
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]	Rule 13d-1(b)

	[x ]	Rule 13d-1(c)

	[  ]	Rule 13d-1(d)


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CUSIP No. 127537108

1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	OZ Management, L.L.C.


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [x]
                                                                (b)  [ ]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

	5.	SOLE VOTING POWER

		1,714,152 Shares

	6.	SHARED VOTING POWER

		0

	7.	SOLE DISPOSITIVE POWER

		1,714,152 Shares

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,714,152 Shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES	[ ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.5%


12.	TYPE OF REPORTING PERSON

	IA/OO


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CUSIP No. 127537108

1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	OZF Management, L.P.


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                             (b)  [ ]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

	5.	SOLE VOTING POWER

		515,832 Shares

	6.	SHARED VOTING POWER

		0

	7.	SOLE DISPOSITIVE POWER

		515,832 Shares

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	515,832 Shares


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES	[  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	1.4%


12.	TYPE OF REPORTING PERSON

	PN



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This Statement on Schedule 13G relates to shares of Common Stock of the
Issuer ("Shares") beneficially owned by each of OZ Management, L.L.C., a Delaware limited liability company ("OZ Management") and OZF Management, L.P., a Delaware limited partnership ("OZF Management"). Mr. Daniel S. Och is the senior managing member of OZ Management and a senior managing member of OZF Management, L.L.C., the general partner of OZF Management. Furthermore, Stephen C. Freidheim is also a senior managing member of OZF Management, L.L.C. As such, both may be deemed to control such entity and therefore, indirectly, the Shares reported hereby.


Item 1(a).	Name of Issuer:

	Cadiz Inc., a Delaware corporation.


Item 1(b).	Address of Issuer's Principal Executive Offices:

	100 Wilshire Boulevard, Suite 1600, Santa Monica, California
	90401-1111.


Item 2(a).	Name of Person Filing:

	This statement is being filed by OZ Management and OZF Management.


Item 2(b).	Address of Principal Business Office or, if None, Residence:

	The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

	OZ Management is located at 9 West 57th Street, 39th Floor, New York,
NY  10019.

	OZF Management is located at 9 West 57th Street, 39th Floor, New York,
NY  10019.


Item 2(c).	Citizenship:

	The citizenship (or, in the case of an entity, the jurisdiction of organization) of each person filing this Schedule is as follows:

	OZ Management is a Delaware limited liability company.

	OZF Management is a Delaware limited partnership.


Item 2(d).	Title of Class of Securities:

	Common Stock, par value $.01 per share


Item 2(e).	CUSIP Number:

	127537108


Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule
	13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange
Act.

(d) [ ] Investment company registered under section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]


Item 4. 	OZ Management serves as an investment manager to a number of discretionary accounts and investment entities for which it has voting and dispositive authority over its 1,714,152 Shares. OZF Management also serves as an investment manager to a number of discretionary accounts and investment entities for which it has voting and dispositive authority over its 515,832 Shares. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the senior managing member of OZ Management and a senior managing member of OZF Management, L.L.C., the general partner of OZF Management. Furthermore, Stephen C. Freidheim is also a senior managing member of OZF Management, L.L.C. As such, both may be deemed to control such entity and therefore, indirectly, the Shares reported hereby.


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.


Item 6.	Ownership of More than Five Percent on Behalf of Another
	Person.

	Not applicable.


Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.


Item 8.	Identification and Classification of Members of the Group.

	See Exhibit B.


Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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				SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2001


OZ Management, L.L.C.

By:______________________
	Name:
	Title:


OZF Management, L.P.

By:	OZF Management, L.L.C.
	General Partner


By:______________________
	Name:
	Title:


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				EXHIBIT INDEX

Exhibit		Description						   Page

Exhibit A		Joint Filing Agreement of OZ Management
			and OZF Management                              9

Exhibit B		Identification of Members of a Group           10




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						Exhibit A to Schedule 13G

  				JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(k) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, each of OZ Management and OZF Management, agree to the joint filing on its behalf of a Schedule 13G (including any and all amendments thereto) relating to the Common Stock of Cadiz Inc. Each filing person is responsible for the accuracy and completeness of the information concerning it contained herein, but none of the filing persons is responsible for the accuracy or completeness of the information concerning any other filing person.

Date: December 7, 2001


OZ Management, L.L.C.

By:______________________
	Name:
	Title:


OZF Management, L.P.

By:	OZF Management, L.L.C.
	General Partner


By:______________________
	Name:
	Title:


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	         				Exhibit B to Schedule 13G


	Pursuant to instructions in Item 8 of Schedule 13G, this Exhibit has been prepared to identify OZ Management and OZF Management as a group that has filed a Schedule 13G with respect to the Common Stock of Cadiz Inc. pursuant to Rule 13d-1(d).